Term sheet To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 27-I dated March 23, 2006	Term Sheet No. 14 to Product Supplement No. 27-I Registration Statement No. 333-130051 Dated December 18, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Nikkei 225 Index due January 10, 2011

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, both the S&P 500® Index and the Nikkei 225 Index are at or above their respective Call Levels applicable to that Review Date. If the notes are not called, investors are protected at maturity against up to a 10% decline of either Index or both Indices on the final Review Date but will lose some or all of their principal if either Index or both Indices decline by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a call premium payment if the notes are called.
  The first Review Date, and therefore the earliest call date, is January 5, 2009.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 10, 2011†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about December 21, 2007†† and are expected to settle on or about December 27, 2007.

Key Terms

Indices:	The S&P 500® Index and the Nikkei 225 Index (each an “Index,” and collectively, the “Indices”).
Automatic Call:

On any Review Date, if the Index closing level for each Index is greater than or equal to its respective Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	First Review Date	90% of the Initial Index Level for each Index
	Second Review Date	100% of the Initial Index Level for each Index
	Final Review Date	100% of the Initial Index Level for each Index
Payment if Called:	For every $1,000 principal amount note, you will receive $1,000 plus a call premium calculated as follows:
• at least 19.30%* x $1,000 if called on the first Review Date
• at least 38.60%* x $1,000 if called on the second Review Date
• at least 57.90%* x $1,000 if called on the final Review Date
*The actual percentage applicable to the first, second and final Review Dates will be determined on the pricing date but will not be less than 19.30%, 38.60% and 57.90%, respectively.
Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of either Index or both Indices. If neither Ending Index Level has declined by more than 10% from its respective Initial Index Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level of either Index declines by more than 10% from its respective Initial Index Level, you will lose 1.1111% of the principal amount of your notes for every 1% that the Lesser Performing Index declines beyond 10% and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (the Lesser Index Return + 10%) x 1.1111]
where the “Lesser Index Return” is the lower of the Index Return for the S&P 500® Index and the Index Return for the Nikkei 225 Index.
Assuming the notes are not called, you will lose some or all of your investment at maturity if the Lesser Index Return reflects a decline of more than 10%.
Buffer:	10%
Index Return:	For each Index, the performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level on the pricing date.
Ending Index Level:	For each Index, the Index closing level on the final Review Date.
Lesser Performing Index:	The Index with the Lesser Index Return.
Review Dates†:	January 5, 2009 (first Review Date), January 5, 2010 (second Review Date) and January 5, 2011 (final Review Date)
Maturity Date†:	January 10, 2011
CUSIP:
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 27-I.

††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Capital Gains Tax Treatment.”

Investing in the Lesser Index Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 27-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 27-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 18, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 27-I dated March 23, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 27-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 27-I dated March 23, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000750/e23645_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable upon an Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Indices as shown under the column “Appreciation/Depreciation of Index with Lesser Return at Review Date.” The following table assumes that the Index with the lesser return for the entire term of the notes will be the S&P 500® Index. We make no representation or warranty as to which of the Indices will be the Index with the lesser return for purposes of calculating your return on the notes on any Review Date or at maturity. The following table assumes a Call Level of 1305 for the Index with the lesser return on the first Review Date and a Call Level equal to a hypothetical Initial Index Level of 1450 for the Index with the lesser return on the second and final Review Dates. The table assumes that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 19.30%, 38.60% and 57.90%, respectively, regardless of the appreciation of the Index with the lesser return, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the notes, whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. For an automatic call to be triggered, the closing level of both Indices must be greater than or equal to their respective Call Levels on one of the Review Dates.

	Appreciation/
	Depreciation	Total Return	Total Return	Total Return
Level of Index	of Index with	if called at	if called at	if called at
with Lesser Return	Lesser Return	First	Second	Final
at Review Date	at Review Date	Review Date	Review Date	Review Date

2610.00	80.00%	19.30%	38.60%	57.90%
2465.00	70.00%	19.30%	38.60%	57.90%
2320.00	60.00%	19.30%	38.60%	57.90%
2175.00	50.00%	19.30%	38.60%	57.90%
2030.00	40.00%	19.30%	38.60%	57.90%
1885.00	30.00%	19.30%	38.60%	57.90%
1740.00	20.00%	19.30%	38.60%	57.90%
1667.50	15.00%	19.30%	38.60%	57.90%
1595.00	10.00%	19.30%	38.60%	57.90%
1522.50	5.00%	19.30%	38.60%	57.90%
1450.00	0.00%	19.30%	38.60%	57.90%
1448.55	-0.10%	19.30%	N/A	0.00%
1377.50	-5.00%	19.30%	N/A	0.00%
1305.00	-10.00%	19.30%	N/A	0.00%
1232.50	-15.00%	N/A	N/A	-5.56%
1160.00	-20.00%	N/A	N/A	-11.11%
1015.00	-30.00%	N/A	N/A	-22.22%
870.00	-40.00%	N/A	N/A	-33.33%
725.00	-50.00%	N/A	N/A	-44.44%
580.00	-60.00%	N/A	N/A	-55.56%
435.00	-70.00%	N/A	N/A	-66.67%
290.00	-80.00%	N/A	N/A	-77.78%
145.00	-90.00%	N/A	N/A	-88.89%
0.00	-100.00%	N/A	N/A	-100.00%

JPMorgan Structured Investments — Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Nikkei 225 Index	TS-1

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index with the lesser return on the first Review Date decreases from the Initial Index Level of 1450 to an Index closing level of 1377.50 on the first Review Date. Because the Index closing level of the Index with the lesser return on the first Review Date of 1377.50 is greater than the corresponding Call Level of 1305, the notes are automatically called, and the investor receives a single payment of $1,193 per $1,000 principal amount note.

Example 2: The level of the Index with the lesser return decreases from the Initial Index Level of 1450 to an Index closing level of 1232.50 on the first Review Date, 1377.50 on the second Review Date, and 1305 on the final Review Date. Because (a) the Index closing level of the Index with the lesser return on the first Review Date (1232.50) is less than the corresponding Call Level of 1305, (b) the Index closing level of the Index with the lesser return on each of the other Review Dates (1377.50 and 1305) is less than the corresponding Call Level of 1450, and (c) the Ending Index Level of the Lesser Performing Index has not declined by more than 10% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index with the lesser return decreases from the Initial Index Level of 1450 to an Index closing level of 1232.50 on the first Review Date, 1305 on the second Review Date, and 1160 on the final Review Date. Because (a) the Index closing level of the Index with the lesser return on the first Review Date (1232.50) is less than the corresponding Call Level of 1305, (b) the Index closing level of the Index with the lesser return on each of the other Review Dates (1305 and 1160) is less than the corresponding Call Level of 1450, and (c) the Ending Index Level of the Lesser Performing Index is more than 10% below the Initial Index Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount of each $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Index closing level for each Index is greater than or equal to its respective Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 19.30%* x $1,000 if called on the first Review Date; (ii) at least 38.60%* x $1,000 if called on the second Review Date; or (iii) at least 57.90%* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  *The actual percentage applicable to the Review Dates above will be determined on the pricing date but will not be less than 19.30%, 38.60% and 57.90%, respectively.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over three years, the notes will be called before maturity if the closing level of both Indices is at or above the applicable Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this term sheet.
  LIMITED PROTECTION AGAINST LOSS — If the notes are not called and neither Ending Index Level declines by more than 10% as compared to its respective Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level for either Index declines by more than 10%, for every 1% that the Lesser Performing Index has declined below 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  POTENTIAL FOR EARLY EXIT AND 19.30%** RETURN IN YEAR ONE, EVEN IF THE INDEX RETURN FOR EACH INDEX IS NEGATIVE ON THE FIRST REVIEW DATE — The Call Level for the first Review Date is set at 90% of the Initial Index Level for each Index. Accordingly, you will receive a payment of $1,193** per $1,000 principal amount note after the first Review Date, even if the Index closing level for each Index on the first Review Date reflects a decline of up to 10% from its respective Initial Index Level.
  ** The actual percentage and payment if called applicable to the first Review Date will be determined on the pricing date but will not be less than 19.30% and $1,193, respectively.
  DIVERSIFICATION OF THE INDICES — The return on the notes at maturity is linked to the Lesser Performing Index which will be either the Nikkei 225 Index or the S&P 500® Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbun, Inc. The name was changed on January 1, 2007. “Nikkei,” “Nikkei 225,” and “Nikkei Stock Average,” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Nikkei 225 Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information on each Index, see the information set forth under “The Nikkei 225 Index” and “The S&P 500® Index” in the accompanying product supplement no. 27-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 27-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement no. 27-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In particular, on December 7, 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the degree, if any, to which any income (including any mandated accruals) recognized by Non-U.S. Holders should be subject to withholding tax; and whether these investments are or should be treated as “constructive ownership transactions.” While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the tax treatment of the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

JPMorgan Structured Investments — Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Nikkei 225 Index	TS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 27-I dated March 23, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not called and the Ending Index Level of either Index declines by more than 10% compared to its respective Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level of the Lesser Performing Index compared to its Initial Index Level beyond the 10% buffer.
  THE RETURN ON THE NOTES AT MATURITY IS LINKED TO THE LESSER PERFORMING INDEX — You may receive a lower payment at maturity than you would have received if you had invested in the Indices individually, the stocks composing the Indices or contracts related to the Indices or their component stocks. An automatic call will be triggered only if both Indices are at or above their respective Call Levels on one of the Review Dates and, if the notes are not called, your return on the notes at maturity will be determined by reference to the Lesser Performing Index. Therefore, your investment in the notes may not result in a return on such investment even if the Index closing level of one of the two Indices is above its respective Call Level on each Review Date. The two Indices’ respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of equities across diverse markets during the term of the notes.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in either Index or both Indices, which may be significant. Because the Index closing level of either Index at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in either Index or both Indices.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index or the Nikkei 225 Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold the notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Nikkei 225 Index are denominated, although any currency fluctuations could affect the performance of the Nikkei 225 Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying each Index;
    the expected positive or negative correlation between the S&P 500® Index and the Nikkei 225 Index, or the expected absence of any such correlation;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Japanese yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

JPMorgan Structured Investments — Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Nikkei 225 Index	TS-3

Historical Information

The following graphs set forth the historical weekly performance of the S&P 500® Index and the Nikkei 225 Index based on the applicable weekly Index closing level from January 4, 2002 through December 14, 2007. The Index closing level of the S&P 500® Index on December 17, 2007 was 1445.90. The Index closing level of the Nikkei 225 Index on December 17, 2007 was 15249.79.

We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any Review Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $32.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-25 of the accompanying product supplement no. 27-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $32.50 per $1,000 principal amount note.

JPMorgan Structured Investments — Lesser Index Annual Review Notes Linked to the S&P 500® Index and the Nikkei 225 Index	TS-4